JOURNAL OF RADIOLOGY, INC.
                              2230 Michigan Avenue
                         Santa Monica, California 90404
                                 (310) 460-7303


October 12, 2009

Pamela A. Long, Assistant Director
U.S. Securities & Exchange Commission
Washington, DC  20549

     Re: Journal of Radiology, Inc.
         Registration Statement on Form 10
         Filed September 4, 2009
         File No. 0-53780

Dear Ms. Long:

In response to your letter dated October 1, 2009, we reply as indicated below:

In response to item 1, we are filing herewith our amended Form 10.

In response to item 2, all references to Regulation SB have been removed.

In response to item 3, these comments have been addressed on page 2 in the section now captioned, "Background of the Issuer and Its Predecessor."

In response to item 4, the questioned statement has been deleted.

In response to item 5, the line items questioned in the Statement of Operations have been revised.

In response to item 6, the first paragraph of this section has been revised.

In response to item 7, this risk factor has been deleted.

In response to item 8, the requested disclosure appears under Item 2 on page 11 and under Item 7 on page 14.

In response to item 9, as stated under "Other Offerings" on page 13, no officer or director of the Company has been involved with any other blank check company.

In response to item 10, Item 7 on page 14 accurately states there are no promoters except to the extent that the President of the Company may be deemed a promoter because of his involvement in its incorporation and his investment in its shares.

In response to item 11, please see the Notes to our Financial Statements, Note 7, Warrants and Options.

The Company further acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in our filing;
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     *    Staff  comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Aaron Shrira
-------------------------------
Aaron Shrira
President
Journal of Radiology, Inc.